6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number 001-40695

Dole plc
(Exact name of registrant as specified in its charter)
29 North Anne Street
Dublin 7
Ireland
D07 PH36
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

On August 23, 2022, Dole plc (the “Company”) will host a conference call and simultaneous webcast to discuss the Company’s financial results for the three and six months ended June 30, 2022. An archived replay of the webcast and the investor presentation used during the webcast will be available shortly after the live event has concluded in the Investors section of the Company’s website, www.doleplc.com/investors. The Quarterly Report for the three and six months ended June 30, 2022 is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Dole plc Quarterly Report for the three and six months ended June 30, 2022

DOLE PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2022	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer